Schneider Electric



05005068

January 3rd, 2005

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

RE: Schneider Electric S.A.
Submission Pursuant to Rule 12g3-2(b)
File No. 82-3706

Dear Sir or Madam:

On behalf of Schneider Electric S.A. (the "Company"), we hereby submit, pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), an English language version and brief description of the following documentation which the Company has made public pursuant to French law, filed with a stock exchange (and which was made public by that stock exchange) or distributed to its securities holders:

- Press releases:
- Schneider Electric continues its share buyback program and cancels shares (annex 1)
- Schneider Electric at Elec 2004: an exceptionnal year for new product launch (annex 2).

Pursuant to Rule 12g3-2(b)(4), these materials are not deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), submission of these materials does not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned (collect) at 33.1.41.29.88.33 if you have any questions in respect of this matter. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope.

Very truly yours,



Secretary of the Board
Mr Philippe BOUGON



Merlin Gerin
Square D
Telemecanique

Schneider Electric SA
Société anonyme au capital de 1 865 553 416 €
Siège social : 43-45, boulevard Franklin Roosevelt
F-92500 Rueil Malmaison - France
Tél. 33 (0)1 41 29 70 00
Fax 33 (0)1 41 29 71 00

542 048 574 RCS Nanterre
Siret : 542 048 574 01775
Code APE 741 J
N° ident TVA : FR 01 542 048 574

Press release

Schneider Electric continues its share buyback program and cancels shares

Rueil-Malmaison, (France), December 13th, 2004 – After buying back 1.8 million shares during the first half of 2004, Schneider Electric SA has repurchased a further 3.6 million of its own shares since July 28th, 2004.

On December 9th, 2004, Schneider Electric SA Board of Directors decided to cancel 7 million treasury shares representing 3% of the company capital.

These buybacks and the cancellation, which have been carried out in the context of the authorizations given by the General Shareholders' meeting, are designed to adapt the shareholders' equity.

About Schneider Electric

Schneider Electric is the world's power and control specialist. Through its world-class brands, Merlin Gerin, Square D and Telemecanique, Schneider Electric manufactures and markets a comprehensive range of products and services for the residential, buildings, industry, and energy and infrastructure markets. Schneider Electric has 85,000 employees worldwide, operations in 130 countries and recorded sales of €8.8 billion in 2003 through 13,000 sales outlets.

Schneider Electric: Giving the best of the New Electric World, to everyone, everywhere, at any time


Merlin Gerin
Square D
Telemecanique

Financial Communication:
Schneider Electric
Alexandre Brunet

Tel. +33 (0)1 41 29 70 71
Fax +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Press Contact:
Schneider Electric
Véronique Moine

Tel. +33 (0)1 41 29 70 76
Fax +33 (0)1 41 29 71 95

Press Contact:
DGM
Michel Calzaroni
Olivier Labesse
Tel. +33 (0)1 40 70 11 89
Fax +33 (0)1 40 70 90 46

Schneider Electric

Press Release

Schneider Electric at Elec 2004: An Exceptionnal Year for New Product Launch

Rueil Malmaison (France), December 6, 2004 - Organized every two years for electricity and automation systems professionals, the Elec 2004 trade fair will be opening its doors from December 6th to 10th at the Villepinte exhibition park north of Paris. **The Schneider Electric booth (Hall 6, booth 5H1) is entitled "Building a New Electric World".** Indeed, electricity is more than ever the energy of the future. A future in which technological progress goes hand-in-hand with respecting the environment: new production methods, new applications and increased communication between systems. A new era is beginning: one of converging electricity, automation and communication technology. Smart homes, information highways and transparent factories will be common in the future. Electricity is flexible, safe and clean, vital in our daily life and key to producing most of the goods and services that we use.

Over more than 500m², Schneider Electric will be demonstrating its determination to build the "New Electric World" by offering innovating technology through its brands: Alombard, Merlin Gerin, TAC and Telemecanique.

The stand has been designed around three focuses each representing a Schneider Electric market: industry, buildings/energy, residential/small buildings.
Visitors can thus discover a range of new products integrating the latest technology, enhanced service offers for closer partnership with customers and solutions tailored to business applications. Sustainable development has not been forgotten: from product design to recycling, solutions are offered to guarantee better energy management and thus protect our environment. A commitment from Schneider Electric, a socially responsible company, to ensure an electric future of the highest quality.

The Major Innovations in Application Solutions and Products

- **Telemecanique Offer, Industry Market**
  - Unity: Enter The New World of Automation
  - Twido programmable nano-controller
  - TeSys model U motor starter
  - Zelio Logic, a range of programmable modules for control systems on small machines
  - Altivar 31 variable speed drive
  - Altistart 01 soft start units: the starting solution
  - Global Detection


Alombard
Merlin Gerin
Square D
Telemecanique

Corporate Press Contact:
Schneider Electric
Véronique Moine
tel. +33 (0)1 41 29 70 76
fax +33 (0)1 41 29 71 95

Schneider Electric

Press Release (p. 2)

- Osiview, the complete industrial vision system
- Advantys STB, an open I/O integration solution
- Advantys OTB, IP20 distributed I/O range
- Magelis XBT-G graphic terminals with touch-sensitive screens
- Lexium 05, new brushless compact drive
- CANopen, because a product is never alone
- XPS-MC configurable multifunction safety controller
- ATEX D "Dust": a solution to prevent explosion risks
- Telemecanique W@de: remote management solutions for the water businesses
- Services offer for electrical distribution.

■ **Merlin Gerin Offer, Building/Services, Industrial and Residential Market**

- **Prisma Plus, the new reference in LV switchboards**
- Duoline, a range of units dedicated to the residential and small buildings market
- Compact NR 100-250 A circuit breakers – a services industry dedicated offer
- Kaedra, a range of multipurpose, weatherproof enclosures
- Lubio, an energy-saving system for public lighting
- PratiKa, industrial sockets
- Canalis KDP, prefabricated, flexible electrical trunking
- Sepam S48, a range of digital units
- Litatrans, prefabricated electrical trunking (MV/LV transformer - LV switchboard link)
- Compact NS 100-630 circuit breakers, improved performance and functionality
- Services offer for automated processes.

■ **Alombard Offer: Residential and Services Market**

- **Alvidis, free-flow residential wiring solutions**
- Altira, the 45 x 45 ultra terminal
- Alréa, units for residential renovation
- Alvaïs musical diffusion
- Alvaïs Braille units
- Alvaïs Bio-Actif units
- IHC, centralized management system to ensure comfort at home.


Alombard
Merlin Gerin
Square D
Telemecanique

Corporate Press Contact:
Schneider Electric
Véronique Moine
tel. +33 (0)1 41 29 70 76
fax +33 (0)1 41 29 71 95